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                               February 21, 1996




Board of Directors
Aurora Electronics, Inc.
2030 Main Street, Suite 1120
Irvine, CA  92714


Dear Sirs:

         We understand that Aurora Electronics, Inc. ("Aurora") and Welsh, Carson, Anderson & Stowe VII, L.P. ("WCAS VII"), WCAS Capital Partners II, L.P. ("WCAS CP II") and certain other purchasers (such purchasers, together with WCAS VII, being the "Purchasers") propose to enter into a Securities Purchase Agreement (the "Agreement"), pursuant to which the Purchasers will purchase between $35,000,000 and $40,000,000 of 7% Convertible Preferred Stock, convertible at a price of $2.125 (the "Preferred Stock"), of the Company and WCAS CP II will purchase $10,000,000 of 10% Senior Subordinated Notes (the "Notes") and a number of shares of the Common Stock, $.03 par value per share ("Common Stock"), of Aurora based on the number of outstanding shares of Common Stock. In addition, the Company will agree to (i) enter into a revolver credit facility with a bank or bank group with an initial availability of up to $35,000,000, (ii) commence a tender offer to purchase up to 6,500,000 of the outstanding shares of Common Stock for $2.875 per share, conditioned on, among other things, tenders by the holders of not less than 2,000,000 of the outstanding shares of Common Stock (the "Tender Offer"), (iii) terminate its existing Senior Secured Credit Agreement, (iv) provide for the redemption of its 9 1/4% Senior Subordinated Notes due 1996 and (v) adopt and implement a new stock option plan. The purchase and sale of the Preferred Stock, the Notes and the Common Stock pursuant to the Agreement taken together with the transactions described in clauses (i) through (v) of the previous sentence being hereinafter collectively called, the "Transaction." You have requested our opinion as to whether the Transaction is fair, from a financial point of view, to the holders of Common Stock (other than WCAS CP II and its affiliates).
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Board of Directors
Aurora Electronics, Inc.
February 21, 1996
Page 2


         Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Aurora in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Transaction. Alex. Brown regularly publishes research reports regarding the semiconductor and enabling components industries and the businesses and securities of publicly owned companies in these industries.

         In connection with our opinion, we have reviewed certain publicly available financial information concerning Aurora and certain internal financial analyses and other information furnished to us by Aurora. We have also held discussions with members of the senior management of Aurora regarding the business and prospects of the Company. In addition, we have (i) reviewed the reported price and trading activity for the Common Stock of Aurora, (ii) compared certain financial and stock market information for Aurora with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain business combinations and acquisitions of less than 100% of target companies which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement in a draft dated February 20, 1996 and draft copies of certain related documents and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

         We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospects of Aurora, we have assumed that such information reflects the best currently available estimates and judgments of management of Aurora as to the likely future financial performance of Aurora. In addition, we have not made an independent evaluation or appraisal of the assets of Aurora (nor have we been furnished with any such evaluation or appraisal), nor have we made any physical inspection of the properties or assets of the Company. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor were we authorized to participate, and we did not participate in, any negotiations with any parties in connection with the Transaction. In arriving at our opinion, we also assumed that the terms of the Tender Offer and Transaction will not deviate in any material respects from the terms set forth in the draft documents that we reviewed. The valuation of the Aurora securities to be outstanding after completion of the Tender Offer is subject to uncertainties and contingencies, including, without limitation, the liquidity of the market, if any, for such securities, prevailing interest rates, market conditions and the condition and prospects of the Company, all of which are difficult to predict. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.
We express no opinion as to the price at which Aurora Common Stock will trade subsequent to the consummation of the Transaction.
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Board of Directors
Aurora Electronics, Inc.
February 21, 1996
Page 3


         It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Tender Offer and the Transaction. In addition, we express no opinion as to whether the stockholders of the Company should tender their shares of Common Stock in the Tender Offer or how such stockholders should vote at any stockholders' meeting held in connection with the Transaction. We express no opinion as to the fairness or adequacy of any consideration received in the Transaction by the Purchasers or WCAS CP II.

         Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Transaction is fair, from a financial point of view, to the holders of Common Stock (other than WCAS CP II and its affiliates).



                                        Very truly yours,




                                        ALEX. BROWN & SONS INCORPORATED